Faegre Drinker Biddle & Reath LLP
320 S. Canal Street, Ste. 3300
Chicago, IL 60606
(312) 569-1000 (Phone)
(312) 569-3000 (Facsimile)
www.faegredrinker.com

January 3, 2025

VIA EDGAR TRANSMISSION

Mr. David Manion

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trust Private Assets Fund
(Registration Nos. 333-264253; 811-23791)

Dear Mr. Manion:

The following responds to the Staff’s comments that you provided by telephone relating to the annual report of First Trust Private Assets Fund (the “Registrant” or the “Fund”), filed on Form N-CSR for its fiscal year ended March 31, 2024, which was filed with the Securities and Exchange Commission (“SEC”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response. All disclosure changes will be reflected in future shareholder reports and filings on Form N-CSR.

1.	Comment: The Fund’s Consolidated Schedule of Investments shows common and preferred holdings for various private companies (Workrise Technologies, Chime Financial, Misfits Markets, and Epic Games). Per the Staff’s review of the Fund’s N-PORT filing at March 31, 2024, these investments are listed as “other units.” Please discuss in correspondence the structure of these investments as they appear to be consolidated special purpose vehicles.

Response: These investments are in private offerings of operating companies and appropriately disclosed as such in the Consolidated Schedule of Investments. Going forward, “other units” will be changed to “shares” in the N-PORT.

2.	Comment: Please explain why the net expense ratios disclosed in the financial statements for the fiscal year ended March 31, 2023, for the six-month period ended September 30, 2023 and the fiscal year ended September 30, 2024 exceed the expense limitation in the Expense Limitation Agreement (“ELA”). Please explain in detail how the expense limit and expense ratio are calculated, including timing and frequency.

Response: The net expense ratios exceed the expense limit because of the differing methodologies used for the calculation of the expense waivers and the expense ratios at March 31, 2024. The Fund’s expense ratios that are reported at March 31, 2024 are calculated on a monthly basis. The Fund’s asset based fees, including the investment management fee, are based on net assets at quarter-end. As the Fund’s assets have been growing, the quarter end net assets have been higher than the prior quarter end’s net assets for each of the periods noted. As a result of using different methodologies, the amount of expenses reimbursed or waived appears to be lower in the financial highlights, resulting in the net expense ratio exceeding the expense limit in the ELA.

3.	Comment: The Fund disclosed an amount Due from Investment Adviser in the Consolidated Statement of Assets and Liabilities of approximately $500,000, which includes other expenses absorbed by the Fund’s investment adviser from January 1, 2023 through March 31, 2024. Also included in this amount is approximately an additional $83,000. Given that the Adviser is waiving the management fees, please discuss the following:

a.	Please confirm that the Fund is current with all of its expenses.

b.	Please discuss why the Fund’s investment adviser has not remitted funds to the Fund during the period.

c.	Please discuss whether the Fund’s investment adviser is able to meet the obligations to the Fund as contracted in the ELA.

d.	Why is there a balance due to the Fund’s investment adviser at March 31, 2024, considering that the Fund’s investment adviser has fully waived its management fee, has absorbed the Fund’s expenses, and is not recouping previously waived fees and reimbursed expenses at this time.

e.	Please explain why the Fund had not remitted on a timely basis. Include in your discussion the process used at March 31, 2024 for reviewing, accruing, and remitting amounts due to the Fund. Please confirm whether the subsequent amounts remitted to the Fund included interest.

Response: The ELA provides for the waiver of the investment management fee by the Fund’s investment adviser and reimbursement by Fund’s investment adviser of other expenses incurred by the Fund. At March 31, 2024, the receivable to the Fund had not been settled. The Fund’s investment adviser has confirmed that as of the date of this response letter, the Fund is generally current with all of its expenses pursuant to its operating processes and has received all reimbursements of expenses accrued by the Fund due under the ELA. The Fund’s investment adviser has also confirmed it is able to meet its obligations as contracted in the ELA. The due to investment adviser line on the consolidated statement of assets and liabilities is the management fee expense at March 31, 2024, which had not been netted against any reimbursement/waivers due under the ELA. The Fund’s administrator accrues for amounts due and the investment adviser of the Fund reviews and approves the budget. The amount due from the investment adviser was not remitted by March 31, 2024 due to those amounts not being invoiced for payment prior to that date. The Fund’s investment adviser has enhanced its procedures to provide for more timely reimbursement/waiver of expenses. The subsequent amounts remitted to the Fund did not include interest.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1167 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Veena K. Jain

cc:	Joshua B. Deringer, Esq.